Philip Magri, Esq.

December 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Katherine Wray, Attorney Advisor

Re:	PSI International, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed December 7, 2017
File No. 024-10740

Ladies and Gentlemen:

On behalf of our client, PSI International, Inc. the “Company”), we hereby file via EDGAR Amendment No. 3 to the above-captioned offering statement on Form 1-A (the “Offering Statement”) relating to the initial public offering of the Company for review by the staff of the Division of Corporate Finance of the Securities and Exchange Commission (the “Staff”).

We would also like to take this opportunity to address issues raised by the Staff in the comment letter dated December 21, 2017 regarding Amendment No. 2 to the Offering Statement. For the Staff’s convenience, the concerns raised have been stated below in their entirety, in italics, with our responses to particular comments set out immediately below. The headings and numbered paragraphs in this response correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are contained in Amendment No. 3 to the Offering Statement filed today via EDGAR.

Please contact the undersigned with any comments or questions regarding this matter. Thank you for your assistance.

Very truly yours,

/s/ Philip Magri
Philip Magri

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General

1.	You disclose that you have submitted an application to list your common stock on the Nasdaq Capital Market, and that if your listing application is denied, you will give each investor the opportunity to rescind or reaffirm their investment. Please prominently disclose any material requirements for initial listing that you do not currently meet, and disclose how and when you anticipate satisfying them. We note in this regard your summary of the listing requirements on page 27.

Response:

Please be advised that we have amended on the cover page of the Offering Circular and on pages 7, 66 and 63 to include the following:

Prior to this offering, there has been no public market for our common stock. We have submitted an application with The NASDAQ Stock Market LLC (“NASDAQ”) to list our common stock on The NASDAQ Capital Market under the symbol “PSIT.” In order to list, the NASDAQ Capital Market requires that, among other criteria, at least 1,000,000 publicly-held shares of our common stock be outstanding, the shares be held in the aggregate by at least 300 round lot holders, the market value of the publicly-held shares of our common stock be at least $15.0 million, and the bid price per share of our common stock be $4.00 or more. We will not satisfy these requirements until we have a sufficient amount of subscriptions in this Offering. We do not intend to close this offering unless we satisfy the listing conditions to trade our common stock on the NASDAQ Capital Market and receive a listing approval letter from NASDAQ. In the event our NASDAQ listing application is denied, investors will have their subscription funds promptly refunded without interest thereon or deduction therefrom.

2.	You disclose that the subscription amounts will be deposited into a segregated bank account of the company’s established for this offering, referred to as the “Investors Account,” instead of into an escrow or similar account. You state further that in the event that your Nasdaq Capital Market listing application is denied, investors who elect to rescind their investments “will have their funds promptly refunded without interest thereon or deduction” from the Investors Account. To the extent you continue to elect to place the proceeds in a company bank account instead of an escrow account pending the listing determination, please provide risk factor disclosure regarding the following possibilities that could render funds unavailable for return to rescinding investors:

●	The proceeds held in the Investment Account could be subject to claims by your creditors; and

●	The proceeds held in the Investment Account could be used by the company, notwithstanding your current intent to return funds to rescinding investors if your listing application is denied. In this regard, we note that the subscription agreement does not provide investors with contractual rescission rights.

Response:

Please be advised that we have entered into an Escrow Agreement with Prime Trust, LLC and filed a copy of the Escrow Agreement as Exhibit 8.1 to the Offering Statement.

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We halso added the following disclosure on the cover page and page 61 of the offering circular:

After the Offering Statement has been qualified by the SEC, we will accept tenders of funds to purchase the Shares. We may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). The funds tendered by potential investors will be held in a separate bank account maintained by Prime Trust, LLC, (the “Escrow Agent”) as agent or trustee for the persons who have the beneficial interests therein in accordance with Rule 15c2-4 of the Exchange Act (the “Escrow Account”). Upon each closing, the proceeds collected for such closing will be disbursed to the Company and the Shares for each closing will be issued to investors. If the offering does not close or the Escrow Agent does not receive written instructions from the Company prior to the termination date of the offering, the Escrow Agent will terminate the Escrow Account and the proceeds for the offering held in the Escrow Account will be promptly returned to investors, without interest thereon or deduction therefrom. You will not have the right to withdraw your funds during the offering other than if our NASDAQ application is denied.

3.	Further, to the extent you continue to elect to place the proceeds in a company bank account pending the listing determination, please also provide us with your analysis as to whether an investor’s decision whether to rescind their purchase of your common stock would constitute a distinct offer and sale requiring registration under Section 5 of the Securities Act of 1933 or an applicable exemption therefrom, and if so, what your plans are for compliance.

Response:

Please be advised that we edited the disclosure throughout the Offering Circular stating that we would not consummate the Offering unless we receive a listing approval letter from NASDAQ. Until such time, investors’ funds will be held in an escrow account with the Prime Trust, LLC, the escrow agent. In the event we do not receive a listing approval from NASDAQ, investors’ subscription funds will be promptly refunded without interest thereon or deduction therefrom. Please see our response to comments #1 and #2 above.

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